Exhibit 99.1
For Immediate Release
January 26, 2011
SAP Reports Record Fourth Quarter 2010 Software Revenue
•	Fourth Quarter 2010 Software Revenue Increased 35% (25% at Constant Currencies) to €1.5 Billion
•	Full-Year 2010 Non-IFRS Software and Software Related Service Revenue Increased 20% (13% at Constant Currencies) and Exceeded Company Guidance
•	Full-Year 2010 Non-IFRS Operating Margin At Constant Currencies Meets Company Guidance; Full-Year 2010 IFRS Operating Margin Negatively Impacted by Litigation Provision
•	SAP Executive Board Will Recommend to the SAP Supervisory Board to Increase the 2010 Dividend by 20% from €0.50 to €0.60 Per Share
     WALLDORF, Germany — Jan. 26, 2011 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2010.
FINANCIAL HIGHLIGHTS — Fourth Quarter 2010

	Fourth Quarter 20101)
	IFRS				Non-IFRS2)
									% change
€ million, unless							%		const.
otherwise stated	Q4 2010	Q4 2009	% change		Q4 2010	Q4 2009	change		curr.3)
Software revenue	1,507	1,120		35%	1,507	1,120	35%		25%
Software and software-related service revenue	3,273	2,566		28%	3,309	2,566	29%		20%
Total revenue	4,058	3,190		27%	4,094	3,190	28%		20%
Total operating expenses	-3,515	-2,168		62%	-2,484	-2,055	21%		15%
- thereof TomorrowNow litigation	-933	-49		>100%	na	na	na		na
Operating profit	543	1,022		-47%	1,610	1,134	42%		30%
Operating margin (%)	13.4	32.0	-18.6	pp	39.3	35.5	3.8	pp	3.0	pp
Profit after tax	437	682		-36%	1,103	761	45%
Basic earnings per share (€)	0.37	0.57		-35%	0.93	0.64	45%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-IFRS constant currency numbers with the Non-IFRS number of the previous year’s respective period.

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 2
Revenue — Fourth Quarter 2010
•	IFRS software revenue was €1.51 billion (2009: €1.12 billion), an increase of 35% (25% at constant currencies).
•	IFRS software and software-related service revenue was €3.27 billion (2009: €2.57 billion), an increase of 28%. Non-IFRS software and software-related service revenue was €3.31 billion (2009: €2.57 billion), an increase of 29% (20% at constant currencies).
•	Excluding the contribution from Sybase, SAP’s business contributed 21 percentage points to the growth of IFRS and Non-IFRS software and software related service revenue (13 percentage points at constant currencies).
•	IFRS total revenue was €4.06 billion (2009: €3.19 billion), an increase of 27%. Non-IFRS total revenue was €4.09 billion (2009: €3.19 billion), an increase of 28% (20% at constant currencies).
Fourth quarter 2010 Non-IFRS software and software-related service revenue as well as total revenue exclude a deferred support revenue write-down from acquisitions of €36 million.
Income — Fourth Quarter 2010
•	IFRS operating profit was €543 million (2009: €1.02 billion), a decrease of 47%. Non-IFRS operating profit was €1.61 billion (2009: €1.13 billion), an increase of 42% (30% at constant currencies). In the fourth quarter of 2009, the IFRS and Non-IFRS operating profit was impacted by restructuring charges of €5 million and €6 million, respectively, resulting from a reduction of positions. In contrast, restructuring charges were insignificant in the fourth quarter of 2010. In the fourth quarter of 2010, IFRS operating profit was negatively impacted by €933 million (2009: €49 million), resulting from an increase in the provision for the TomorrowNow litigation.
•	IFRS operating margin was 13.4% (2009: 32.0%), a decrease of 18.6 percentage points. Non-IFRS operating margin was 39.3% (2009: 35.5%), or 38.5% at constant currencies, an increase of 3.8 percentage points (3.0 percentage points at constant currencies). In contrast to the respective quarter in 2009, the fourth quarter of 2010 was not materially impacted by restructuring expenses which had, in the fourth quarter of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 0.2 percentage points. In the fourth quarter of 2010, the IFRS operating margin was negatively impacted by 23.0 percentage points (2009: 1.5 percentage points), resulting from an increase in the provision for the TomorrowNow litigation.
•	IFRS profit after tax was €437 million (2009: €682 million), a decrease of 36%. Non-IFRS profit after tax was €1.10 billion (2009: €761 million), an increase of 45%. IFRS

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 3
basic earnings per share was €0.37 (2009: €0.57), a decrease of 35%. Non-IFRS basic earnings per share was €0.93 (2009: €0.64), an increase of 45%. The impact, net of tax, of the restructuring expenses incurred in the fourth quarter 2009 on the fourth quarter 2009 IFRS and Non-IFRS basic earnings per share was insignificant. In the fourth quarter of 2010, IFRS basic earnings per share was negatively impacted by €0.49 (2009: €0.03), resulting from an increase in the provision for the TomorrowNow litigation. The IFRS effective tax rate in the fourth quarter of 2010 was 3.1% (2009: 31.1%). Approximately 24 percentage points of the decrease in the IFRS effective tax rate for the fourth quarter 2010 was due to a tax effect resulting from an increase in the provision recorded for the TomorrowNow litigation.
Fourth quarter 2010 Non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €36 million plus acquisition-related charges of €96 million (2009: €64 million) and discontinued activities totaling €935 million (2009: €49 million). Fourth quarter 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €23 million plus acquisition-related charges of €67 million (2009: €49 million) and discontinued activities totaling €575 million (2009: €30 million) net of tax. The amounts excluded from operating profit for discontinued activities related to the TomorrowNow litigation was €933 million (2009: €49 million), and €586 million (2009: €31 million), net of tax
“We finished 2010 with the highest fourth quarter for software revenue in our history. Our strong performance and our business outlook for 2011 demonstrate that SAP is confident about achieving double-digit growth and continued margin expansion,” said Werner Brandt, CFO of SAP. “Moreover, in light of our excellent results and our confidence in our business going forward, we will recommend to the Supervisory Board that we increase our dividend by 20% from €0.50 to €0.60 per share payable in 2011.”
“Our results prove that SAP is back to being a growth company,” said Bill McDermott, Co-CEO of SAP. “We showed rock solid revenue across the globe, particularly in the fast growing emerging markets where customers still have the most choice and are rapidly expanding their businesses. We also performed extremely well in all key customer segments. We have excellent momentum and we are confident in 2011 and beyond.”
“SAP fundamentally believes in innovation and choice as a sustainable business model for us and our customers,” said Jim Hagemann Snabe, Co-CEO of SAP. “We have a full pipeline of innovations and are expanding into new markets for mobility, on demand and in-memory computing. We are convinced that these new innovations will help us drive double digit growth and reach 1 billion users by 2015.”

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 4
TomorrowNow Litigation
SAP has great respect for the US legal system and Court decisions. However, SAP believes that the amount awarded by the jury in Oracle v. SAP/TomorrowNow is disproportionate and wrong. After the Court has entered final judgment SAP intends to file post-trial motions in the coming weeks asking the Court to reduce the amount of damages awarded, or to order a new trial. Depending on the outcome of the post-trial motion process, SAP may consider an appeal. Because the motions have not yet been filed and the outcome of the motions remains uncertain the amount by which the jury award would be reduced cannot be reliably measured at this time. Therefore, SAP has based the provision on the jury award. SAP will consider all new information and developments emerging over the coming weeks to determine the appropriate provision amount for SAP’s final full year 2010 financials. Therefore, SAP cannot exclude the possibility that the final provision differs from the preliminary amounts presented in this earnings release.
FINANCIAL HIGHLIGHTS — Full-Year 2010

	Full Year 20101)
	IFRS				Non-IFRS2)
									% change
€ million, unless							%		const.
otherwise stated	FY 2010	FY 2009	% change		FY 2010	FY 2009	change		curr.3)
Software revenue	3,265	2,607		25%	3,265	2,607	25%		16%
Software and software-related service revenue	9,794	8,198		19%	9,866	8,209	20%		13%
Total revenue	12,464	10,672		17%	12,536	10,683	17%		11%
Total operating expenses	-9,875	-8,084		22%	-8,592	-7,756	11%		6%
- thereof TomorrowNow litigation	-980	-56		>100%	na	na	na		na
Operating profit	2,589	2,588		0%	3,944	2,927	35%		23%
Operating margin (%)	20.8	24.3	-3.5	pp	31.5	27.4	4.1	pp	3.1	pp
Profit after tax	1,816	1,750		4%	2,694	2,001	35%
Basic earnings per share (€)	1.53	1.47		4%	2.27	1.68	35%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-IFRS constant currency numbers with the Non-IFRS number of the previous year’s respective period.

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 5
Revenue — Full-Year 2010
•	IFRS software revenue was €3.27 billion (2009: €2.61 billion), an increase of 25% (16% at constant currencies)
•	IFRS software and software-related service revenue was €9.79 billion (2009: €8.20 billion), an increase of 19%. Non-IFRS software and software-related service revenue was €9.87 billion (2009: €8.21 billion), an increase of 20% (13% at constant currencies).
•	Excluding the contribution from Sybase, SAP’s business contributed 16 percentage points to the growth of IFRS and Non-IFRS software and software related service revenue (10 percentage points at constant currencies).
•	IFRS total revenue was €12.46 billion (2009: €10.67 billion), an increase of 17%. Non-IFRS total revenue was €12.54 billion (2009: €10.68 billion), an increase of 17% (11% at constant currencies).
Full-year 2010 Non-IFRS software and software-related service revenue as well as total revenue exclude a deferred support revenue write-down from acquisitions of €72 million (2009: €11 million).
Income — Full-Year 2010
•	IFRS operating profit was €2.59 billion (2009: €2.59 billion). Non-IFRS operating profit was €3.94 billion (2009: €2.93 billion), an increase of 35% (23% at constant currencies). For the full-year 2009, the IFRS and Non-IFRS operating profit was impacted by restructuring charges of €198 million and €194 million, respectively, resulting from a reduction of positions. In contrast, restructuring charges were insignificant for the full-year 2010. For the full-year 2010, IFRS operating profit was negatively impacted by €980 million (2009: €56 million), resulting from an increase in the provision for the TomorrowNow litigation.
•	IFRS operating margin was 20.8% (2009: 24.3%), a decrease of 3.5 percentage points. Non-IFRS operating margin was 31.5% (2009: 27.4%), or 30.5% at constant currencies, an increase of 4.1 percentage points (3.1 percentage points at constant currencies). In contrast to the full-year 2009, the full-year 2010 was not materially impacted by restructuring expenses which had, for the full-year 2009, negatively impacted the IFRS and Non-IFRS operating margin by 1.9 percentage points and 1.8 percentage points, respectively. For the full-year 2010, the IFRS operating margin was negatively impacted by 7.9 percentage points (2009: 0.5 percentage points), resulting from an increase in the provision for the TomorrowNow litigation.
•	IFRS profit after tax was €1.82 billion (2009: €1.75 billion), an increase of 4%. Non-IFRS profit after tax was €2.69 billion (2009: €2.00 billion), an increase of 35%. IFRS

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 6
basic earnings per share was €1.53 (2009: €1.47), an increase of 4%. Non-IFRS basic earnings per share was €2.27 (2009: €1.68), an increase of 35%. The impact, net of tax, of the restructuring expenses incurred for the full-year 2009 on the full-year 2009 IFRS and Non-IFRS basic earnings per share was €0.12. For the full-year 2010, IFRS basic earnings per share was negatively impacted by €0.52 (2009 €0.03), resulting from a provision for the TomorrowNow litigation. The IFRS effective tax rate for the full-year 2010 was 22.3% (2009: 28.1%). Approximately 5 percentage points of the decrease in the IFRS effective tax rate for the full-year 2010 was due to a tax effect resulting from an increase in the provision recorded for the TomorrowNow litigation.
Full-year 2010 Non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €72 million (2009: €11 million) plus acquisition-related charges of €300 million (2009: €271 million) and discontinued activities totaling €983 million (2009: €57 million). Full-year 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €47 million (2009: €7 million) plus acquisition-related charges of €217 million (2009: €202 million) and discontinued activities totaling €614 million (2009: €35 million) net of tax. The excluded amounts from discontinued activities related to the TomorrowNow litigation was €980 million (2009: €56 million) and €615 million (2009: €36 million), net of tax
Cash Flow — Full-Year 2010
Operating cash flow for the full-year 2010 was €2.95 billion (2009: €3.02 billion). Free cash flow was €2.62 billion (2009: €2.79 billion), a decrease of 6%. Free cash flow was 21% of total revenue (2009: 26%). At December 31, 2010, SAP had a total group liquidity of €3.53 billion (December 31, 2009: €2.28 billion), which includes cash and cash equivalents and short term investments. Net liquidity at December 31, 2010 was -€850 million, which included €4.38 billion of debt, of which €2.20 billion resulted from the proceeds of two successful bond transactions. These debt offerings were very well received in the market.
SAP Executive Board Recommends Dividend Increase
The SAP Executive Board will recommend to the SAP Supervisory Board to propose at the AGM to increase the dividend by 20% from €0.50 to €0.60 per share for the fiscal year 2010, payable in 2011.
Business Outlook
For 2011, the Company is adjusting its definition of Non-IFRS operating profit and Non-IFRS operating margin to align with the performance measures used internally in managing SAP’s segments and reflected in SAP’s segment reporting, and to enhance comparability with other

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 7
software companies. For 2011, Non-IFRS operating profit and Non-IFRS operating margin will exclude stock based compensation expenses and restructuring charges, in addition to the items that were already excluded in the past (deferred support revenue write-downs from acquisitions, acquisition related charges and discontinued activities).
SAP is providing the following outlook for the full-year 2011.
•	The Company expects full-year 2011 Non-IFRS software and software-related service revenue to increase in a range of 10% — 14% at constant currencies (2010: €9.87 billion).
•	The Company expects full-year 2011 Non-IFRS operating profit to be in a range of €4.45 billion — €4.65 billion at constant currencies (2010: €4.00 billion), resulting in a 2011 Non-IFRS operating margin increasing in a range of 0.5 — 1.0 percentage points at constant currencies (2010: 31.9%).
•	For the full-year 2011, the Company projects an IFRS effective tax rate of 27.0% — 28.0% (2010: 22.3%) and a Non-IFRS effective tax rate of 27.5% — 28.5% (2010: 27.2%).
Major Customer Wins
In the fourth quarter of 2010, SAP closed major contracts in key regions.
EMEA:
SAP - Gruppa VISTA (Vertical Integrated Solutions, Technology and Architecture), LLC, United Nations Industrial Development Organization, Nottinghamshire County Council, Sociedad de Prevención de FREMAP, Saudi Electricity Company (SEC), Novartis International AG.
Sybase - European Southern Observatory, Odyssey Financial Technologies, Telefonica Group.
Americas:
SAP - Glazer’s Wholesale Distributors, American Family Life Assurance Co., Tyco International, Halliburton, Banco Compartamos, S.A., Sonda Supermercados Exportacao.
Sybase - CARMAX, comScore, University of São Paulo.
Asia Pacific/Japan:
SAP - China Datang Corporation, Akebono Brake Industry Co., Ltd., China National Chemical Corporation, Vedan International (Holdings) Limited, Thai Airways International Public Company Limited, KOBELCO CONSTRUCTION MACHINERY CO., LTD., BlueScope Steel Limited.
Sybase - Korea Exchange Bank, Total Access Communication (dtac).
SAP Business ByDesign
De Villiers Walton Solutions, Edson Consulting, Airsolia, KPF, Global Office, IS4IT, TVN, Standard Calibrations, Silicon Valley Sports and Entertainment, Longre Education, Octopus e-Internation, Affordable Business Solutions, Zinnov.

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 8
Webcast / Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.
2010 Annual Report
The 2010 Annual Report is scheduled to be published on March 24, 2011, and will be available for download at www.sap.com/investor.
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 109,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
© 2011 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.
Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.
All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.
Note to editors:
To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Reports Record Fourth Quarter 2010 Software Revenue	Page 9

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416 guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET
Lynn Ong +65 6768 6439 lynn.ong@sap.com, SGT (GMT +8)

For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET
Marty Cohen +1 (212) 653-9619 investor@sap.com, ET
Follow SAP Investor Relations on Twitter at @sapinvestor.
Appendix — Financial Information to Follow

FINANCIAL INFORMATION
FOR THE FOURTH QUARTER AND FULL YEAR 2010
— Condensed, Preliminary and Unaudited —

Page
Financial Statements (IFRS)
Income Statements — Quarter	F1
Statements of Comprehensive Income — Quarter	F2
Income Statements — Full Year	F3
Statements of Comprehensive Income — Full Year	F4
Statements of Financial Position	F5
Statements of Changes in Equity	F6
Statements of Cash Flows	F7

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F8 to F9
Revenue by Region	F10 to F11
Share-Based Compensation	F12
Free Cash Flow	F12
Days Sales Outstanding(DSO)	F12
Number of Employees	F12
Multi-Quarter Summary	F13
Explanations of Non-IFRS Measures	F14 to F16

Financial Statements (IFRS)
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the three months ended December 31

€ millions, unless otherwise stated	2010	2009	Change in %

Software revenue	1,507	1,120	35
Support revenue	1,656	1,364	21
Subscription and other software-related service revenue	110	82	34
Software and software-related service revenue	3,273	2,566	28
Consulting revenue	625	519	20
Other service revenue	160	105	52
Professional services and other service revenue	785	624	26

Total revenue	4,058	3,190	27

Cost of software and software-related services	-549	-465	18
Cost of professional services and other services	-592	-428	38
Research and development	-481	-470	2
Sales and marketing	-787	-609	29
General and administration	-177	-169	5
Restructuring	2	-5	<-100
TomorrowNow litigation	-933	-49	>100
Other operating income/expense, net	2	27	-93

Total operating expenses	-3,515	-2,168	62

Operating profit	543	1,022	-47

Other non-operating income/expense, net	-50	-11	>100
Finance income	17	5	>100
Finance costs TomorrowNow litigation	-12	0	N/ A
Other finance costs	-40	-23	74
Finance costs	-52	-23	>100
Other financial gains/losses, net	-7	-3	>100
Financial income, net	-42	-21	100

Profit before tax	451	990	-54

Income tax TomorrowNow litigation	359	18	>100
Other income tax expense	-373	-326	14
Income tax expense	-14	-308	-95

Profit after tax	437	682	-36

— Profit attributable to non-controlling interests	0	1	-100
— Profit attributable to owners of parent	437	681	-36

Basic earnings per share, in €*	0.37	0.57	-35

Diluted earnings per share, in €*	0.37	0.57	-35

*	For the three months ended December 31, 2010 and 2009 the weighted average number of shares were 1,187 million (Diluted: 1,188 million) and 1,189 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the three months ended December 31

€ millions	2010	2009

Profit after tax	437	681
Gains (losses) on exchange differences on translation, before tax	139	23
Reclassification adjustments on exchange differences on translation, before tax	6	-2
Exchange differences on translation	145	21
Gains (losses) on remeasuring available-for-sale financial assets, before tax	0	13

Reclassification adjustments on available-for-sale financial assets, before tax	-2	0
Available-for-sale financial assets	-2	13
Gains (losses) on cash flow hedges, before tax	-22	-8
Reclassification adjustments on cash flow hedges, before tax	20	19
Cash flow hedges	-2	11
Actuarial gains (losses) on defined benefit plans, before tax	-37	-11
Other comprehensive income before tax	104	34
Income tax relating to components of other comprehensive income	9	-1
Other comprehensive income after tax	113	33

Total comprehensive income	550	714

— attributable to non-controlling interests	0	1
— attributable to owners of parent	550	713

F2

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the twelve months ended December 31

€ millions, unless otherwise stated	2010	2009	Change in %

Software revenue	3,265	2,607	25
Support revenue	6,135	5,285	16
Subscription and other software-related service revenue	394	306	29
Software and software-related service revenue	9,794	8,198	19
Consulting revenue	2,197	2,074	6
Other service revenue	473	400	18
Professional services and other service revenue	2,670	2,474	8

Total revenue	12,464	10,672	17

Cost of software and software-related services	-1,830	-1,658	10
Cost of professional services and other services	-2,070	-1,851	12
Research and development	-1,724	-1,591	8
Sales and marketing	-2,645	-2,199	20
General and administration	-638	-564	13
Restructuring	3	-198	<-100
TomorrowNow litigation	-980	-56	>100
Other operating income/expense, net	9	33	-73

Total operating expenses	-9,875	-8,084	22

Operating profit	2,589	2,588	0

Other non-operating income/expense, net	-185	-73	>100
Finance income	56	32	75
Finance costs TomorrowNow litigation	-12	0	N/ A
Other finance costs	-108	-101	7
Finance costs	-120	-101	19
Other financial gains/losses, net	-3	-11	-73
Financial income, net	-67	-80	-16

Profit before tax	2,337	2,435	-4

Income tax expense TomorrowNow litigation	377	20	>100
Other income tax expense	-898	-705	27
Income tax expense	-521	-685	-24

Profit after tax	1,816	1,750	4

— Profit attributable to non-controlling interests	2	2	0
— Profit attributable to owners of parent	1,814	1,748	4

Basic earnings per share, in €*	1.53	1.47	4

Diluted earnings per share, in €*	1.53	1.47	4

*	For the twelve months ended December 31, 2010 and 2009 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the twelve months ended December 31

€ millions	2010	2009

Profit after tax	1,816	1,750
Gains (losses) on exchange differences on translation, before tax	141	76
Reclassification adjustments on exchange differences on translation, before tax	0	-2
Exchange differences on translation	141	74
Gains (losses) on remeasuring available-for-sale financial assets, before tax	5	15

Reclassification adjustments on available-for-sale financial assets, before tax	-2	0
Available-for-sale financial assets	3	15
Gains (losses) on cash flow hedges, before tax	-88	-41
Reclassification adjustments on cash flow hedges, before tax	67	84
Cash flow hedges	-21	43
Actuarial gains (losses) on defined benefit plans, before tax	-40	-6
Other comprehensive income before tax	83	126
Income tax relating to components of other comprehensive income	18	-12
Other comprehensive income after tax	101	114

Total comprehensive income	1,917	1,864

— attributable to non-controlling interests	2	2
— attributable to owners of parent	1,915	1,862

F4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at December 31, 2010 and 2009

€ millions	2010	2009	Change in %

Assets
Cash and cash equivalents	3,518	1,884	87
Other financial assets	158	486	-67
Trade and other receivables	3,101	2,546	22
Other non-financial assets	180	147	22
Tax assets	186	192	-3

Total current assets	7,143	5,255	36

Goodwill	8,378	4,994	68
Intangible assets	2,376	894	>100
Property, plant, and equipment	1,450	1,371	6
Other financial assets	404	284	42
Trade and other receivables	78	52	50
Other non-financial assets	31	35	-11
Tax assets	123	91	35
Deferred tax assets	735	398	85

Total non-current assets	13,575	8,119	67

Total assets	20,718	13,374	55

€ millions	2010	2009	Change in %

Equity and liabilities
Trade and other payables	908	638	42
Tax liabilities	160	125	28
Financial liabilities	142	146	-3
Other non-financial liabilities	1,727	1,577	10
Provision TomorrowNow litigation	998	93	>100
Other provisions	287	239	20
Provisions	1,285	332	>100
Deferred income	911	598	52

Total current liabilities	5,133	3,416	50

Trade and other payables	50	35	43
Tax liabilities	371	239	55
Financial liabilities	4,449	729	>100
Other non-financial liabilities	11	12	-8
Provisions	291	198	47
Deferred tax liabilities	576	190	>100
Deferred income	63	64	-2

Total non-current liabilities	5,811	1,467	>100

Total liabilities	10,944	4,883	>100

Issued capital	1,227	1,226	0
Treasury shares	-1,382	-1,320	5
Share premium	337	317	6
Retained earnings	9,769	8,571	14
Other components of equity	-194	-317	-39
Equity attributable to owners of parent	9,757	8,477	15

Non-controlling interests	17	14	21

Total equity	9,774	8,491	15

Equity and liabilities	20,718	13,374	55

F5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
for the twelve months ended December 31

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity

January 1, 2009	1,226	320	7,422	-393	-1	-43	-1,362	7,169	2	7,171

Profit after tax			1,748					1,748	2	1,750
Other comprehensive income			-6	74	14	32		114		114

Share-based compensation		-2						-2		-2

Dividends			-594					-594		-594
Treasury shares transactions		-6					42	36		36
Convertible bonds and stock options exercised		5						5		5

Other			1					1	10	11

December 31, 2009	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491

Profit after tax			1,814					1,814	2	1,816
Other comprehensive income			-22	136	3	-16		101		101

Share-based compensation								0		0

Dividends			-594					-594		-594
Treasury shares transactions		-4	0				-153	-157		-157
Convertible bonds and stock options exercised	1	24	0				91	116		116

Other								0	1	1

December 31, 2010	1,227	337	9,769	-183	16	-27	-1,382	9,757	17	9,774

F6

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at December 31

€ millions	2010	2009

Profit after tax	1,816	1,750

Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	534	499
Imcome tax expense	521	685
Finance income and finance costs, net	67	80
Gains/losses on disposals of non-current assets	-3	-11
Decrease/increase in sales and bad debt allowances on trade receivables	-49	64
Other adjustments for non-cash items	25	14
Decrease/increase in trade receivables	-125	593
Decrease/increase in other assets	-28	62
Decrease/increase in trade payables, provisions and other liabilities	927	178

Decrease/increase in deferred income	66	48
Cash paid due to TomorrowNow litigation	-102	-19
Interest paid	-65	-111
Interest received	56	33
Income taxes paid, net of refunds	-686	-850

Net cash flows from operating activities	2,954	3,015

Business combinations, net of cash and cash equivalents acquired	-4,194	-73

Purchase of intangible assets and property, plant, and equipment	-334	-225
Proceeds from sales of intangible assets or property, plant, and equipment	43	45
Purchase of equity or debt instruments of other entities	-841	-1,073
Proceeds from sales of equity or debt instruments of other entities	1,334	1,027

Net cash flows from investing activities	-3,992	-299

Dividends paid	-594	-594
Purchase of treasury shares	-220	0
Proceeds from reissuance of treasury shares	127	24
Proceeds from issuing shares (share-based compensation)	23	6
Proceeds from borrowings	5,380	697
Repayments of borrowings	-2,196	-2,303
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4

Net cash flows from financing activities	2,510	-2,166

Effect of foreign exchange rates on cash and cash equivalents	162	54
Net decrease/increase in cash and cash equivalents	1,634	604

Cash and cash equivalents at the beginning of the period	1,884	1,280

Cash and cash equivalents at the end of the period	3,518	1,884

F7

Supplementary Financial Information
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Preliminary and unaudited)
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
	2010					2009			Change in %
					Non-IFRS								Non-IFRS
				Currency	constant								constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS		Non-IFRS*		currency**

Non-IFRS Revenue Numbers
Software revenue	1,507	0	1,507	-110	1,397	1,120	0	1,120	35		35		25
Support revenue	1,656	36	1,692	-106	1,586	1,364	0	1,364	21		24		16
Subscription and other software-related service revenue	110	0	110	-5	105	82	0	82	34		34		28
Software and software-related service revenue	3,273	36	3,309	-221	3,088	2,566	0	2,566	28		29		20
— thereof SAP excluding Sybase	3,105	0	3,105	-206	2,899	2,566	0	2,566	21		21		13
Consulting revenue	625	0	625	-37	588	519	0	519	20		20		13
Other service revenue	160	0	160	-7	153	105	0	105	52		52		46
Professional services and other service revenue	785	0	785	-44	741	624	0	624	26		26		19

Total revenue	4,058	36	4,094	-265	3,829	3,190	0	3,190	27		28		20

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-549	65	-484			-465	44	-421	18		15
Cost of professional services and other services	-592	4	-588			-428	1	-427	38		38
Research and development	-481	1	-480			-470	1	-469	2		2
Sales and marketing	-787	29	-758			-609	18	-591	29		28
General and administration	-177	2	-175			-169	2	-167	5		5
Restructuring	2	-2	0			-5	-1	-6	<-100		-100
TomorrowNow litigation	-933	933	0			-49	49	0	>100		0
Other operating income/expense, net	2	0	2			27	0	27	-93		-93

Total operating expenses	-3,515	1,031	-2,484	131	-2,353	-2,168	113	-2,055	62		21		15

Non-IFRS Profit Numbers

Operating profit	543	1,067	1,610	-134	1,476	1,022	113	1,134	-47		42		30

Other non-operating income/expense, net	-50	-14	-64			-11	-2	-13	>100		>100
Finance income	17	0	17			5	0	5	>100		>100
Finance costs TomorrowNow litigation	-12	12	0			0	0	0	N/ A		0
Other finance costs	-40	0	-40			-23	0	-23	74		74
Finance costs	-52	12	-40			-23	0	-23	>100		74
Other financial gains/losses, net	-7	0	-7			-3	0	-3	>100		>100
Financial income, net	-42	12	-30			-21	0	-21	100		43

Profit before tax	451	1,065	1,516			990	111	1,101	-54		38

Income tax TomorrowNow litigation	359	-359	0			18	-18	0	>100		0
Other income tax expense	-373	-40	-413			-326	-14	-340	14		21
Income tax expense	-14	-399	-413			-308	-32	-340	-95		21

Profit after tax	437	666	1,103			682	79	761	-36		45

Profit attributable to non-controlling interests	0	0	0			1	0	1	-100		-100

Profit attributable to owners of parent	437	666	1,103			681	79	760	-36		45

Non-IFRS Key Ratios

Operating margin in %	13.4		39.3		38.5	32.0		35.5	-18.6	pp	3.8	pp	3.0	pp

Effective tax rate in %	3.1		27.2			31.1		30.9	-28.0	pp	-3.7	pp

Basic earnings per share, in €	0.37		0.93			0.57		0.64	-35		45

F8

	Twelve months ended December 31
	2010					2009			Change in %
					Non-IFRS								Non-IFRS
				Currency	constant								constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS		Non-IFRS*		currency**

Non-IFRS Revenue Numbers
Software revenue	3,265	0	3,265	-244	3,021	2,607	0	2,607	25		25		16
Support revenue	6,135	72	6,207	-313	5,894	5,285	11	5,296	16		17		11
Subscription and other software-related service revenue	394	0	394	-13	381	306	0	306	29		29		25
Software and software-related service revenue	9,794	72	9,866	-570	9,296	8,198	11	8,209	19		20		13
— thereof SAP excluding Sybase	9,537	0	9,537	-545	8,992	8,198	11	8,209	16		16		10
Consulting revenue	2,197	0	2,197	-118	2,079	2,074	0	2,074	6		6		0
Other service revenue	473	0	473	-22	451	400	0	400	18		18		13
Professional services and other service revenue	2,670	0	2,670	-140	2,530	2,474	0	2,474	8		8		2

Total revenue	12,464	72	12,536	-709	11,827	10,672	11	10,683	17		17		11

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-1,830	199	-1,631			-1,658	184	-1,474	10		11
Cost of professional services and other services	-2,070	9	-2,061			-1,851	4	-1,847	12		12
Research and development	-1,724	5	-1,719			-1,591	4	-1,587	8		8
Sales and marketing	-2,645	80	-2,565			-2,199	73	-2,126	20		21
General and administration	-638	16	-622			-564	3	-561	13		11
Restructuring	3	-5	-2			-198	4	-194	<-100		-99
TomorrowNow litigation	-980	980	0			-56	56	0	>100		0
Other operating income/expense, net	9	0	9			33	0	33	-73		-73

Total operating expenses	-9,875	1,283	-8,592	369	-8,223	-8,084	327	-7,756	22		11		6

Non-IFRS Profit Numbers

Operating profit	2,589	1,355	3,944	-340	3,604	2,588	339	2,927	0		35		23

Other non-operating income/expense, net	-185	-5	-190			-73	-2	-75	>100		>100
Finance income	56	0	56			32	0	32	75		75
Finance costs TomorrowNow litigation	-12	12	0			0	0	0	N/A		0
Other finance costs	-108	0	-108			-101	0	-101	7		7
Finance costs	-120	12	-108			-101	0	-101	19		7
Other financial gains/losses, net	-3	0	-3			-11	0	-11	-73		-73
Financial income, net	-67	12	-55			-80	0	-80	-16		-31

Profit before tax	2,337	1,362	3,699			2,435	337	2,772	-4		33

Income tax TomorrowNow litigation	377	-377	0			20	-20	0	>100		0
Other income tax expense	-898	-107	-1,005			-705	-66	-771	27		30
Income tax expense	-521	-484	-1,005			-685	-86	-771	-24		30

Profit after tax	1,816	878	2,694			1,750	251	2,001	4		35

Profit attributable to non-controlling interests	2	0	2			2	0	2	0		0

Profit attributable to owners of parent	1,814	878	2,692			1,748	251	1,999	4		35

Non-IFRS Key Ratios

Operating margin in %	20.8		31.5		30.5	24.3		27.4	-3.5	pp	4.1	pp	3.1	pp

Effective tax rate in %	22.3		27.2			28.1		27.8	-5.8	pp	-0.6	pp

Basic earnings per share, in €	1.53		2.27			1.47		1.68	4		35

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Starting in 2011, our non-IFRS operating margin will additionally exclude share-based compensation expenses as well as restructuring expenses. Our share-based compensation expense amounted to € 58 million for 2010 and restructuring expenses were € 2 million. Excluding these two items from the Non-IFRS operating profit in the table above results in the operating profit number under our new Non-IFRS definition and is the basis for the Non-IFRS margin of 31.9% that we have provided as the 2010 comparable number for our profit margin outlook for 2011. The same reconciling items (net of tax of € 44 million) were used in determining the non-IFRS tax rate for 2010 of 27.2% that we have provided as the 2010 comparable number for our Non-IFRS tax rate outlook for 2011.
Differences may exist due to rounding.

F9

REVENUE BY REGION
(Preliminary and unaudited)
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**

Software revenue by region
EMEA	724	0	724	-23	701	578	0	578	25	25	21
Americas	553	0	553	-53	500	359	0	359	54	54	39
Asia Pacific Japan	230	0	230	-34	196	184	0	184	25	25	7

Software revenue	1,507	0	1,507	-110	1,397	1,120	0	1,120	35	35	25

Software and software-related service revenue by region

Germany	524	0	524	0	524	491	0	491	7	7	7
Rest of EMEA	1,122	11	1,133	-47	1,086	895	0	895	25	27	21
Total EMEA	1,646	11	1,657	-47	1,610	1,386	0	1,386	19	20	16
United States	804	19	823	-68	755	600	0	600	34	37	26
Rest of Americas	331	3	334	-35	299	221	0	221	50	51	35
Total Americas	1,135	22	1,157	-103	1,054	822	0	822	38	41	28
Japan	133	2	135	-21	114	112	0	112	19	21	2
Rest of Asia Pacific Japan	358	2	360	-50	310	246	0	246	46	46	26
Total Asia Pacific Japan	492	3	495	-71	424	358	0	358	37	38	18

Software and software-related service revenue	3,273	36	3,309	-221	3,088	2,566	0	2,566	28	29	20

Total revenue by region
Germany	724	0	724	0	724	653	0	653	11	11	11
Rest of EMEA	1,350	11	1,361	-56	1,305	1,083	0	1,083	25	26	20
Total EMEA	2,074	11	2,085	-56	2,029	1,736	0	1,736	19	20	17
United States	1,012	19	1,031	-84	947	754	0	754	34	37	26
Rest of Americas	402	3	405	-43	362	278	0	278	45	46	30
Total Americas	1,414	22	1,436	-127	1,309	1,032	0	1,032	37	39	27
Japan	153	2	155	-25	130	128	0	128	20	21	2
Rest of Asia Pacific Japan	418	2	420	-59	361	294	0	294	42	43	23
Total Asia Pacific Japan	571	3	574	-82	492	422	0	422	35	36	17

Total revenue	4,058	36	4,094	-265	3,829	3,190	0	3,190	27	28	20

F10

	Twelve months ended December 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**

Software revenue by region
EMEA	1,471	0	1,471	-49	1,422	1,304	0	1,304	13	13	9
Americas	1,247	0	1,247	-118	1,129	855	0	855	46	46	32
Asia Pacific Japan	548	0	548	-78	470	449	0	449	22	22	5

Software revenue	3,265	0	3,265	-244	3,021	2,607	0	2,607	25	25	16

Software and software-related service revenue by region

Germany	1,564	0	1,564	0	1,564	1,439	0	1,439	9	9	9
Rest of EMEA	3,319	21	3,339	-125	3,214	2,897	4	2,901	15	15	11
Total EMEA	4,883	21	4,903	-125	4,778	4,336	4	4,340	13	13	10
United States	2,497	40	2,537	-151	2,386	2,018	6	2,024	24	25	18
Rest of Americas	930	5	935	-98	837	700	0	700	33	34	20
Total Americas	3,427	45	3,472	-250	3,222	2,718	6	2,724	26	27	18
Japan	448	3	451	-54	397	404	0	404	11	12	-2
Rest of Asia Pacific Japan	1,037	3	1,040	-141	899	740	1	741	40	40	21
Total Asia Pacific Japan	1,485	6	1,491	-195	1,296	1,144	1	1,145	30	30	13

Software and software-related service revenue	9,794	72	9,866	-570	9,296	8,198	11	8,209	19	20	13

Total revenue by region
Germany	2,195	0	2,195	-1	2,194	2,029	0	2,029	8	8	8
Rest of EMEA	4,068	21	4,089	-154	3,935	3,614	4	3,618	13	13	9
Total EMEA	6,263	21	6,283	-154	6,129	5,643	4	5,647	11	11	9
United States	3,243	40	3,284	-192	3,092	2,695	6	2,701	20	22	14
Rest of Americas	1,192	5	1,197	-130	1,067	925	0	925	29	29	15
Total Americas	4,435	45	4,480	-322	4,158	3,620	6	3,626	23	24	15
Japan	513	3	516	-61	455	476	0	476	8	8	-4
Rest of Asia Pacific Japan	1,253	3	1,256	-171	1,085	933	1	934	34	34	16
Total Asia Pacific Japan	1,766	6	1,772	-233	1,539	1,409	1	1,410	25	26	9

Total revenue	12,464	72	12,536	-709	11,827	10,672	11	10,683	17	17	11

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F11

SHARE-BASED COMPENSATION
(Preliminary and unaudited)

	Twelve months ended December 31
€ millions	2010	2009	Change in %

Share-based compensation per expense line item
Cost of software and software-related services	4	5	-20
Cost of professional services and other services	9	8	13
Research and development	19	18	6
Sales and marketing	16	12	33
General and administration	10	10	0

Total share-based compensation	58	53	9

Note: The share-based compensation expenses do not differ between SAP’s IFRS and non-IFRS measures.
Differences may exist due to rounding.
FREE CASH FLOW
(Preliminary and unaudited)

	Year ended December 31
€ millions	2010	2009	Change in %

Net cash flows from operating activities	2,954	3,015	-2
Additions to non-current assets excluding additions from acquisitions	-334	-225	48

Free cash flow	2,620	2,790	-6

Differences may exist due to rounding.
DAYS SALES OUTSTANDING (DSO)
(Unaudited)

	as at December 31, 2010 and December 31, 2009
	2010	2009	Change in days

Days sales outstanding (DSO) in days *	65	79	-14

*	Day Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
NUMBER OF EMPLOYEES (in Full-Time Equivalents)

	December 31, 2010				December 31, 2009
			Asia				Asia
			Pacific				Pacific
	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total

Software and software-related services	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422
Professional services and other services	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348
Research and development	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814
Sales and marketing	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513
General and administration	2,053	1,005	518	3,576	1,919	724	408	3,051
Infrastructure	1,135	628	266	2,029	854	408	174	1,436

SAP Group (December 31)	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584

thereof Sybase	813	1,866	1,047	3,726

SAP Group (months’ end average)	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769

F12

MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary und unaudited)

€ millions, unless otherwise stated	Q4/2010	Q3/2010	Q2/2010	Q1/2010	Q4/2009	Q3/2009	Q2/2009	Q1/2009

Software revenue (IFRS)	1,507	656	637	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0	0	0	0
Software revenue (non-IFRS)	1,507	656	637	464	1,120	525	543	418

Support revenue (IFRS)	1,656	1,559	1,526	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	36	36	0	0	0	0	0	11
Support revenue (non-IFRS)	1,692	1,595	1,526	1,394	1,364	1,333	1,337	1,263

Subscription and other software-related service revenue (IFRS)	110	101	95	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-IFRS)	110	101	95	89	82	79	73	71

Software and software-related service revenue (IFRS)	3,273	2,316	2,258	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	36	36	0	0	0	0	0	11
Software and software-related service revenue (non-IFRS)	3,309	2,352	2,258	1,947	2,566	1,937	1,953	1,752

Total revenue (IFRS)	4,058	3,003	2,894	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	36	36	0	0	0	0	0	11
Total revenue (non-IFRS)	4,094	3,039	2,894	2,509	3,190	2,508	2,576	2,408

Operating profit (IFRS)	543	716	774	557	1,022	619	641	307
Revenue adjustment*	36	36	0	0	0	0	0	11
Expense adjustment*	1,031	131	66	54	113	68	69	78
Operating profit (non-IFRS)	1,610	883	840	612	1,134	687	710	396

Operating margin (IFRS)	13.4	23.8	26.7	22.2	32.0	24.7	24.9	12.8
Operating margin (non-IFRS)	39.3	29.1	29.0	24.4	35.5	27.4	27.6	16.4

Effective tax rate (IFRS)	3.1	27.3	27.4	25.7	31.1	20.5	28.5	31.7
Effective tax rate (non-IFRS)	27.2	28.7	26.8	25.3	30.5	21.0	28.1	30.1

Basic earnings per share, in € (IFRS)	0.37	0.42	0.41	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (non-IFRS)	0.93	0.51	0.46	0.37	0.64	0.42	0.40	0.22

Headcount**	53,513	52,921	48,021	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents at quarter end
Differences may exist due to rounding.

F13

Explanations of Non-IFRS Measures
This document discloses certain financial measures, such as non-IFRS revenue, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, operating margin, cash flows, or other measures of financial performance prepared in accordance with IFRS. Our non-IFRS financial measures included in this document are reconciled to the nearest IFRS measure in the tables on the pages F8 to F13 above.
We believe that the supplemental historical and prospective non-IFRS financial information presented in this document provides useful supplemental information to investors because it is also used by our management — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. At the beginning of 2010 the non-IFRS measures (as defined below) replaced the non-GAAP measures we used until the termination of our U.S. GAAP reporting. Specifically, we use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation, and external communication as follows:
•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on non-IFRS revenues and non-IFRS operating profit numbers rather than the respective IFRS numbers with costs such as share-based compensation and restructuring only being considered on a Company level.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

•	Company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
•	The non-IFRS measures provide investors with insight into management’s decision-making since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

•	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects:
Non-IFRS Revenue
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.
Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS Operating Expense
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following:
•	Acquisition-related charges
o	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

o	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

o	Acquisition-related third-party expenses
•	Discontinued activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
The operating profit and operating margin outlook provided for 2011 and the comparable 2010 operating profit and operating margin numbers are based on an updated non-IFRS definition which additionally excludes the following:
•	Expenses relating to share-based compensation

•	Restructuring expenses
Non-IFRS Operating Profit, non-IFRS Operating Margin, non-IFRS Profit After Tax and non-IFRS Earnings Per Share
Operating profit, operating margin, profit after tax and earnings per share in this document identified as non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share have been adjusted from the respective IFRS measures by adjusting for the above mentioned non-IFRS revenues and non-IFRS operating expenses.

F14

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under U.S. GAAP, which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which make SAP’s performance measures before and after the full IFRS migration easier to compare.
The operating profit and operating margin outlook provided for 2011 and the comparable 2010 operating profit and operating margin numbers are based on an updated non-IFRS definition which additionally excludes the expenses relating to share-based compensation and restructuring expenses from our non-IFRS numbers. These expenses are allocated and managed on corporate level only and are not factored in our management’s view when managing the continuing operational performance of the Company.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
o	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

o	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

o	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

o	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

o	Our discontinued activities could result in significant cash outflows.

o	The valuation of our cash-settled shared based payment plans could fluctuate significantly due to the development of our share price and other parameters used in the valuation of these plans

o	We have in the past and intend to continue in the future to issue share based compensation awards to our employees every year. Thus our share-based compensation expense are recurring although the amounts usually change from period to period.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the current year.

F15

We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.
Free Cash Flow
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.

F16